Subsea 7 awarded contract offshore Australia

Luxembourg – January 17, 2012 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a SURF contract valued at approximately $60 million from Santos Limited on the Fletcher-Finucane Development offshore Western Australia.

The contract scope includes the project management, engineering and installation of: approximately 55km of flexible flowlines; over 60km of umbilicals and; associated structures to connect the wells to the existing Exeter Mutineer facilities. The scope also includes pre-commissioning activities and other associated services.

Project management and engineering will commence immediately with offshore operations scheduled to commence late 2012 using Rockwater 2.

Barry Mahon, Subsea 7's Senior Vice President for the Asia Pacific Region said: “We are pleased to have been awarded this contract which provides an excellent opportunity for Subsea 7 to build upon our long standing track record of working on significant subsea projects for Santos in Australia.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.